Quantum Computing Inc.

215 Depot Court SE, Suite 215

Leesburg, VA 20175

March 8, 2019

VIA EDGAR

Stephen Krikorian

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quantum Computing Inc.
Registration Statement on Form 10-12(g)
Request for Withdrawal
File No. 000-56015

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Quantum Computing Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form 10-12(g) (File No. 000-56015), together with all exhibits thereto, initially filed with the Commission on January 9, 2019 (the “Registration Statement”).

The Company is withdrawing the Form 10 prior to its automatic effectiveness pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended. The company intends to refile its registration statement on Form 10-12(g) at the earliest possible date. If you have any questions or require any further information, please contact Robert Liscouski at (703) 407-9437.

Respectfully,

Quantum Computing Inc.

By:	/s/ Robert Liscouski
Name:	Robert Liscouski
Title:	Chief Executive Officer